COSTAMARE BULKERS HOLDINGS LIMITED

Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026

(Expressed in thousands of U.S. dollars)

	As of December 31, 2025	As of June 30, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$211,845	$229,931
Restricted cash (Note 1)	-	150
Margin deposits (Note 16)	10,825	11,979
Accounts receivable, net (Note 3)	22,597	13,947
Inventories (Note 4)	14,217	15,393
Due from related parties (Note 3)	4,444	4,151
Fair value of derivatives (Notes 16 and 18)	268	22
Insurance claims receivable	4,785	3,847
Vessel held for sale (Note 5)	-	12,600
Prepayments and other assets	24,668	31,920
Total current assets	293,649	323,940
FIXED ASSETS, NET:
Vessels, net (Note 5)	565,547	529,570
Total fixed assets, net	565,547	529,570
NON-CURRENT ASSETS:
Deferred charges, net (Note 6)	18,357	21,089
Operating leases, right-of-use assets (Note 8)	41,667	34,789
Accounts receivable, non-current (Notes 3 and 5)	5,503	5,671
Due from related parties, non-current (Note 3)	1,050	1,050
Restricted cash, non-current (Note 1)	3,650	4,700
Total assets	$929,423	$920,809
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 7)	$14,995	$16,369
Operating lease liabilities, current portion (Note 8)	39,155	16,699
Accounts payable	26,028	23,436
Due to related parties (Note 3)	5,145	6,466
Accrued liabilities	9,732	6,066
Unearned revenue (Note 9)	11,911	14,045
Fair value of derivatives (Notes 16 and 18)	825	1,059
Other current liabilities	15,385	13,234
Total current liabilities	123,176	97,374
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 7)	140,599	121,512
Operating lease liabilities, non-current portion (Note 8)	-	17,622
Other non-current liabilities	-	1,551
Total non-current liabilities	140,599	140,685
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (par value $0.0001, 100,000,000 preferred shares authorized, as of December 31, 2025 and June 30, 2026. 235 Series B Preferred shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively) (Note 11)	-	-
Common stock (par value $0.0001, 1,000,000,000 common shares authorized as of December 31, 2025 and June 30, 2026. 24,362,000 and 24,483,018 shares issued; and 24,180,472 and 24,301,490 shares outstanding as of December 31, 2025 and June 30, 2026, respectively) (Note 11)	2	2
Additional paid-in capital	702,992	704,991
Accumulated deficit	(37,346)	(22,243)
Total stockholders’ equity	665,648	682,750
Total liabilities and stockholders’ equity	$929,423	$920,809

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations

For the six-month period ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month period ended June 30,
	2025	2026
REVENUES:
Voyage revenue (Note 13)	$107,211	$204,437
Voyage revenue – related parties (Notes 3 and 13)	48,655	18,681
Total voyage revenue	155,866	223,118

EXPENSES:
Voyage expenses	(50,420)	(53,217)
Charter-in hire expenses	(74,767)	(84,836)
Voyage expenses – related parties (Note 3)	(2,228)	(1,791)
Vessels’ operating expenses	(19,500)	(33,097)
General and administrative expenses	(1,749)	(3,460)
Management and agency fees – related parties (Note 3)	(6,690)	(9,024)
General and administrative expenses – related parties (Note 3)	(733)	(3,333)
Amortization of dry-docking and special survey costs (Note 6)	(1,833)	(3,502)
Depreciation (Note 5)	(9,886)	(17,547)
Gain /(loss) on sale of vessels, net (Note 5)	(1,579)	7,741
Loss on vessels held for sale (Note 5)	(4,990)	-
Foreign exchange gains /(losses)	4	(26)
Operating Income/(Loss)	(18,505)	21,026

OTHER INCOME / (EXPENSES):
Interest income	778	3,299
Interest and finance costs (Note 14)	(3,675)	(4,737)
Other, net (Note 17)	115	(6,034)
Gain / (loss) on derivative instruments, net (Note 16)	(5,228)	1,549
Total other expenses, net	(8,010)	(5,923)
Net Income/ (Loss)	$(26,515)	$15,103

Earnings/(losses) per common share, basic and diluted (Note 12)	$(3.15)	$0.62
Weighted average number of shares, basic and diluted	8,424,213	24,211,897

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Comprehensive Income

For the six-month period ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month period ended June 30,
	2025	2026
Net income/ (loss) for the period	$(26,515)	$15,103
Other comprehensive income/ (loss)	-	-
Other comprehensive income/ (loss) for the period	$-	$-
Total comprehensive income / (loss) for the period	$(26,515)	$15,103

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Shareholders’ Equity

For the six-month period ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of Shares	Par value	# of Shares	Par value	# of Shares	Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, January 1, 2025	-	$-	10,000	$-	-	$-	$-	$6	$6
-Capitalization at Spin-Off including issuance of common stock (Note 1)	-	-	24,230,982	2	-	-	701,190	-	701,192
-Net loss	-	-	-	-	-	-	-	(26,515)	(26,515)
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, June 30, 2025	-	$-	24,240,982	$2	-	$-	$701,190	$(26,509)	$674,683

Balance, January 1, 2026	235	$-	24,362,000	$2	(181,528)	$-	$702,992	$(37,346)	$665,648
- Issuance of common stock (Notes 1, 3 and 11)	-	-	121,018	-	-	-	1,999	-	1,999
-Net Income	-	-	-	-	-	-	-	15,103	15,103
-Other comprehensive income/ (loss)	-	-	-	-	-	-	-	-	-
Balance, June 30, 2026	235	$-	24,483,018	$2	(181,528)	$-	$704,991	$(22,243)	$682,750

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Unaudited Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2025	2026
Cash Flows from Operating Activities:
Net income / (loss):	$(26,515)	$15,103
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	9,886	17,547
Amortization and write-off of financing costs	326	483
Amortization of deferred dry-docking and special survey costs	1,833	3,502
Amortization of assumed time charter	-	(308)
Equity based payments	323	1,999
Loss on derivative instruments, net	3,667	481
(Gain) / loss on sale of vessels	1,579	(7,741)
Loss on vessels held for sale	4,990	-
Changes in operating assets and liabilities:
Accounts receivable and Margin deposits	3,358	7,328
Due from related parties	5,856	293
Inventories	5,250	(1,176)
Insurance claims receivable	(937)	(134)
Prepayments and other assets	6,295	(5,091)
Accounts payable	793	(2,592)
Due to related parties	4,997	1,321
Accrued liabilities	(1,495)	(3,667)
Unearned revenue	1,287	1,239
Other liabilities	(2,048)	(717)
Dry-dockings	(2,159)	(7,617)
Accrued charter revenue	1	-
Net Cash provided by Operating Activities	17,287	20,253
Cash Flows from Investing Activities:
Proceeds from the settlement of insurance claims	358	1,072
Cash acquired from acquisition of subsidiaries (Note 1)	22,805	-
Advances for vessel acquisitions /Additions to vessel cost	(5,049)	(27,574)
Proceeds from the sale of vessels, net	18,581	43,731
Net Cash provided by Investing Activities	36,695	17,229
Cash Flows from Financing Activities:
Repayment of long-term debt	(155,577)	(18,196)
Cash contribution in relation to the Spin-Off (Note 1)	230,565	-
Net Cash provided by / (used in) Financing Activities	74,988	(18,196)
Net increase in cash, cash equivalents and restricted cash	128,970	19,286
Cash, cash equivalents and restricted cash at beginning of the period	2,104	215,495
Cash, cash equivalents and restricted cash at end of the period	$131,074	$234,781

Supplemental Cash Information:
Unfavorable charter liability assumed	$-	$(1,203)
Cash paid during the period for interest	$3,735	$4,039

Non-Cash Investing and Financing Activities:
Right-of-use assets obtained in exchange for operating lease obligations	$13,754	$32,236

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands on September 29, 2023, and its wholly-owned subsidiaries (collectively, the “Company”).

Costamare Inc. (“Costamare”), a publicly listed company on the New York Stock Exchange, subscribed on July 11, 2024 for and was issued 10,000 shares of the capital stock of Costamare Bulkers at a par value of $0.0001 per share, making Costamare the sole shareholder of the Company. On July 15, 2024, Costamare Bulkers subscribed for and was issued one share of the capital stock of Costamare Bulkers Ships Inc. (“CBSI”), a company organized under the laws of the Republic of the Marshall Islands, at a par value of $1 per share, making Costamare Bulkers the sole shareholder of CBSI.

On April 17, 2025, the Board of Directors of Costamare approved the spin-off of its dry bulk business into a standalone company, Costamare Bulkers, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (the “Spin-Off”). In connection with the Spin-Off, Costamare undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business as provided in the Separation and Distribution Agreement, which governs the relationship between the Company and Costamare and allocates between the two companies various assets, liabilities and obligations. Costamare Bulkers had previously acquired the shares of 67 wholly-owned subsidiaries from Costamare. Among these, 38 subsidiaries owned dry bulk vessels, 17 had previously owned and sold or had entered into agreements to sell their dry bulk vessels, and 12 were designated for future dry bulk vessel acquisitions. Following the acquisition, Costamare Bulkers contributed all 67 subsidiaries to its wholly-owned subsidiary, CBSI. In connection with the Spin-off and in accordance with the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between Costamare and the Company.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers acquired the shares of Costamare Bulkers Inc. (“CBI”) from Costamare and a minority shareholder. CBI, a dry bulk operating platform, charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions. The shares of Costamare Bulkers began “regular way” trading on the New York Stock Exchange on May 7, 2025. The Spin-Off was considered as a nonreciprocal transfer from Costamare to Costamare Bulkers and was accounted for at the carrying amounts of the net assets of the businesses transferred.

On September 26, 2025, the Company signed a Strategic Cooperation Agreement (the “Cooperation Agreement”) with Cargill International S.A. (“Cargill”). Pursuant to the Cooperation Agreement, the Company agreed to transfer to Cargill the majority of its operating platform trading book, including a majority of the third-party vessels chartered-in by CBI, cargo transportation commitments and derivative positions, held at the time the Cooperation Agreement was executed. The above-mentioned transfers were subject to the agreement of third parties, such as (among others) vessel owners from which CBI had chartered-in vessels, cargo owners with respect to cargo transportation commitments CBI had assumed and clearing members or exchanges through which derivative positions had been traded. Cargill also agreed to charter-in four additional Supramax vessels from the Costamare Bulkers’ owned fleet on a time charter basis for a period of four to six months. As of June 30, 2026, there were no outstanding transfers of chartered-in vessels, FFA positions or cargo transportation commitments remaining under the Cooperation Agreement.

As of June 30, 2026, the aggregate issued share capital of the Company was 24,483,018 common shares, of which 24,301,490 common shares were outstanding. Members of the Konstantakopoulos Family owned, directly or indirectly, approximately 66.4% of the outstanding common shares, in the aggregate as of that date. The Company owned a fleet of 30 dry bulk vessels (including one vessel agreed to be sold) with a total carrying capacity of approximately 2,665,394 of dead-weight tonnage (“DWT”), through wholly-owned subsidiaries, as of June 30, 2026. In addition, as of June 30, 2026, Costamare Bulkers had 67 wholly-owned subsidiaries incorporated in the Republic of Liberia and two incorporated in the Republic of the Marshall Islands.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Revenues for the six-month periods ended June 30, 2025 and 2026, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2025	2026
A(*)	30%	8%
Total	30%	8%

(*) Local Agency C - CBI charters-out vessels through Local Agency C in Singapore, which acts solely as agent, and further charters-out such vessels to other third-party charterers. All financial results passed back to CBI (Note 3(b)).

The reconciliation of the cash, cash equivalents and restricted cash at the end of the six-month periods ended June 30, 2025 and 2026 is presented in the table below:

	2025	2026
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$127,474	$229,931
Restricted cash – current portion	-	150
Restricted cash – non-current portion	3,600	4,700
Total cash, cash equivalents and restricted cash	$131,074	$234,781

The Company reports financial information and evaluates its operations and operating results by total charter revenues and profitability and not by the type of vessel, length of vessel employment, customer, type of charter or whether the vessel is owned or chartered-in. As a result, the Company’s management, including its Chief Executive Officer, who is the chief operating decision maker (“CODM”), assesses the Company’s performance based on consolidated net income, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statements of operations to allocate resources, make operating decisions and assess performance. The significant expense categories of our sole reportable segment are the voyage expenses, vessels’ operating expenses and charter-in hire expenses as reported on the consolidated statements of operations. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable and the CODM does not assess performance by geographical areas.

U.S.‑Israeli strikes on Iran and Iran’s subsequent regional retaliation in early 2026 sharply destabilized the Middle East, creating the potential for significant disruptions across the shipping industry. As of the date of this report, the Company’s operations have not been materially affected by the conflict. The Company will continue to monitor and evaluate any potential direct or indirect negative effects of this situation on operations and the dry bulk markets and will provide further updates, including any changes to future estimates and assumptions, as warranted.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies and the recent accounting pronouncements can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2025. There have been no material changes to these policies in the six-month period ended June 30, 2026, except as discussed below:

Recent Accounting Pronouncements

In May 2026, the FASB issued ASU 2026-02, “Environmental Credits and Environmental Credit Obligations” (Topic 818). This guidance establishes recognition, measurement, presentation and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. This guidance is required to be adopted by the Company in the first quarter of 2028 on a retrospective basis. The Company is evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

3. Transactions with related parties

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by Mr. Konstantakopoulos and a member of his family, provides, pursuant to a Services Agreement dated May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services receive (i) for each vessel, a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 60,509 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the lesser of (a) ten and (b) the number of full years remaining prior to December 31, 2040, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the six-month periods ended June 30, 2025 and 2026, amounted to $3,061 and $4,718, respectively and are included in “Management and agency fees -related parties” in the accompanying consolidated statements of operations. The amounts received by Costamare Shipping include amounts paid to third-party managers of $1,089 for the six-month period ended June 30, 2026 ($727 for the six-month period ended June 30, 2025). In addition, for the six-month period ended June 30, 2026, (i) Costamare Shipping and Costamare Services charged $1,081 ($458 for the six-month period ended June 30, 2025), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in “Voyage expenses-related parties” in the accompanying consolidated statements of operations and (ii) Costamare Services charged $1,334 ($410 for the six-month period ended June 30, 2025), which is included in “General and administrative expenses – related parties” in the accompanying consolidated statements of operations and $1,999, representing the fair value of 121,018 shares issued during the six-month period ended June 30, 2026 ($323, representing the fair value of 37,236 shares issued for the six-month period ended June 30, 2025), which is included in “General and administrative expenses – related parties” in the accompanying consolidated statement of operations for the six-month period ended June 30, 2026. In accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $50 per vessel as working capital security. As of December 31, 2025, the working capital security was $1,600 in aggregate, out of which $750 are included in “Accounts receivable, net” and $850 are included in “Accounts receivable, non-current” in the accompanying consolidated balance sheet. As of June 30, 2026, the working capital security was $900 in aggregate, out of which $150 are included in “Accounts receivable, net” and $750 are included in “Accounts receivable, non-current” in the accompanying consolidated balance sheet.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The balance due to Costamare Shipping as of December 31, 2025 and June 30, 2026 amounted to $1,226 and $1,014, respectively and is included in “Due to related parties” in the accompanying consolidated balance sheets. The balance due to Costamare Services as of  December 31, 2025 and June 30, 2026, amounted to $129 and $23, respectively and is included in “Due to related parties” in the accompanying consolidated balance sheets.

(b) Local Agencies: Costamare Bulkers Services GmbH (“Local Agency A”), a company incorporated under the laws of the Republic of Germany, Costamare Bulkers Services ApS (“Local Agency B”), a company incorporated under the laws of the Kingdom of Denmark and Costamare Bulkers Services Co., Ltd (“Local Agency D”), a company incorporated under the laws of Japan, are controlled by Konstantinos Konstantakopoulos, a major shareholder of the Company. Costamare Bulkers Services Pte. Ltd. (“Local Agency C” and together with Local Agency A, Local Agency B and Local Agency D, the “Local Agencies”), a company incorporated under the laws of the Republic of Singapore, is controlled by the Company’s Chief Executive Officer. CBI entered into separate Agency Agreements with Local Agency A, Local Agency B and Local Agency C on November 14, 2022, as most recently amended and restated on May 6, 2025, and with Local Agency D on November 20, 2023 as most recently amended and restated on May 6, 2025 (each, an “Agency Agreement”), for the provision of chartering and other services on a cost basis (including all expenses related to the provision of the services) plus a mark-up, which is currently set at 11%. CBI may charter out its vessels to Local Agency C, as certain shippers in Asia and the Australia-Pacific region prefer to deal with a chartering company based in Singapore. Local Agency C does not receive any commissions whatsoever for such arrangements, as it is acting in the circumstances as a “paying/receiving agent” for CBI. All the economic results of the relevant charter-out arrangements by Local Agency C are passed onto CBI on a back-to-back basis, including any address commissions received by Local Agency C. During the six-month periods ended June 30, 2026 and 2025, CBI has charged Local Agency C an amount of $18,681 and $46,179, respectively, for chartering-in vessels (on voyage and time charter basis) from CBI which is included in “Voyage revenue – related parties” in the accompanying consolidated statements of operations, and Local Agency C has charged CBI an amount of $710 and $1,671, respectively, for address commission which is included in “Voyage expenses – related parties” in the accompanying consolidated statements of operations. During the six-month periods ended June 30, 2026 and 2025, the Local Agencies charged CBI with aggregate agency fees of $3,275 and $3,119, respectively, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of operations. The balance due from Local Agency C, as of December 31, 2025 and June 30, 2026, amounted to $4,444 and $3,606, respectively, (out of which an amount of $3,540 and $2,344 relates to Local Agency C’s chartering-in vessels activity from CBI) and is included in “Due from related parties” in the accompanying consolidated balance sheets. The balance due from Local Agency B, as of June 30, 2026, amounted to $470 and is included in “Due from related parties” in the accompanying consolidated balance sheet. The balance due to Local Agencies A, B and D, as of December 31, 2025, amounted to $1,498 and is included in “Due to related parties” in the accompanying consolidated balance sheet. The balance due to Local Agencies A and D, as of June 30, 2026, amounted to $1,296 and is included in “Due to related parties” in the accompanying consolidated balance sheet.

(c) Navilands Bulker Management Ltd., (‘‘Navilands’’) and Navilands Maritime Services Ltd. (“Navilands Maritime”): Navilands and Navilands Maritime are controlled by Mr. Konstantinos Konstantakopoulos, a major shareholder of the Company. Certain of the Company’s vessel-owning subsidiaries appointed Navilands as managers to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management or crew management agreements between each of the Company’s vessel-owning subsidiaries and Navilands.

During the six-month periods ended June 30, 2026 and 2025, Navilands charged management fees of $1,031 and $510, respectively, in the aggregate, which are included in “Management and agency fees-related parties” in the accompanying consolidated statements of operations. As of June 30, 2026, the working capital security paid by the Company to Navilands was $1,125 in aggregate, out of which $75 is included in “Due from related parties, current” and $1,050 is included in “Due from related parties, non-current” in the accompanying consolidated balance sheet. The balance due to Navilands as of December 31, 2025 and June 30, 2026, amounted to $2,292 and $4,133, respectively, and is included in “Due to related parties” in the accompanying consolidated balance sheets. Starting in January 2026, the vessel-owning subsidiaries have appointed Navilands Maritime to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested. During the six-month period ended June 30, 2026, Navilands Maritime charged the Company with $18 subscription fees for the services provided during that period, which are included in “Vessels’ operating expenses” in the accompanying 2026 statement of operations.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Payment undertaking and Intercreditor agreement with Neptune Maritime Leasing Limited: Neptune Maritime Leasing Limited (“NML”), a subsidiary of Costamare, has acquired from third parties (the “Buyers”), by way of a five-year sale and leaseback transaction four handysize bulkers sold by certain subsidiaries of the Company (the “Sellers”). A portion of the sale price has been deferred (Note 5), which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

4. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers and lubricants on board the vessels.

5. Vessels, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2026	$592,601	$(27,054)	$565,547
Vessels acquisitions and other vessels’ costs	28,777	-	28,777
Depreciation	-	(17,547)	(17,547)
Vessel sales, transfers and other movements	(54,465)	7,258	(47,207)
Balance, June 30, 2026	$566,913	$(37,343)	$529,570

During the six-month period ended June 30, 2026, the Company agreed to acquire the 2018-built, secondhand dry bulk vessel Astros (ex. Koushun), with a DWT capacity of 60,297, which was delivered on April 16, 2026.

During the six-month period ended June 30, 2025, the Company agreed to acquire the 2012-built, secondhand dry bulk vessel Imperator with a DWT capacity of 176,387, which was delivered in the third quarter of 2025.

During the six-month period ended June 30, 2026, the Company sold the dry bulk vessels Clara and Miracle with an aggregate DWT capacity of 237,200 and recorded an aggregate gain of $7,741, which is separately reflected in “Gain /(loss) on sale of vessels, net” in the accompanying 2026 consolidated statement of operations.

During the six-month period ended June 30, 2025, the Company sold the dry bulk vessels Rose and Resource and recognized an aggregate net loss of $1,579 which is separately reflected in Gain / (loss) on sale of vessels, net in the accompanying consolidated statement of operations for the six-month period ended June 30, 2025.

In addition, the Company completed the sales of the dry bulk vessels Acuity, Verity, Equity and Parity during September and October 2025, and recorded part of the sale on credit, which is receivable in five years. As of December 31, 2025 and June 30, 2026, the Company recognized an amount of $4,500 as seller’s credit, which bears interest, in relation to the four vessels (Acuity, Verity, Equity and Parity), which is included in Accounts receivable, non-current in the accompanying consolidated balance sheets. During the six-month period ended June 30, 2026, the Company recorded accrued interest income of $268, which is included in Interest income in the accompanying 2026 consolidated statement of operations.

On June 25, 2026, the Company agreed to sell the dry bulk vessel Bermondi and the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel as “held for sale” were met. An amount of $12,600, representing the aggregate carrying value of Bermondi at the time that held for sale criteria were met, was separately reflected as Vessel held for sale in the June 30, 2026 consolidated balance sheet on the basis that as of that date the vessel’s fair value less cost to sell exceeded the vessel’s carrying value. The vessel is expected to be delivered to her new owners in the third quarter of 2026 (Note 19(a)).

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On June 18, 2025 and June 23, 2025, the Company agreed to sell the dry bulk vessels Pythias and Bernis, respectively. The Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessels as “held for sale” were met. The difference between the estimated fair value less cost to sell the vessels and the vessels’ carrying value, amounting to $4,990, was recorded in the six-month period ended June 30, 2025, and is separately reflected as Loss on vessels held for sale in the accompanying consolidated statement of operations

During the six-month periods ended June 30, 2025 and 2026, the Company did not record any impairment loss in relation to its vessels.

As of June 30, 2026, 27 of the Company’s vessels, with a total carrying value of $470,553, have been provided as collateral to secure the long-term debt discussed in Note 7. This excludes three unencumbered vessels.

6. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2026	$18,357
Additions	7,617
Amortization	(3,502)
Write-off and other movements	(1,383)
Balance, June 30, 2026	$21,089

During the six-month period ended June 30, 2026, three vessels underwent and completed their dry-docking and special surveys. During the six-month period ended June 30, 2025, one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of operations.

7. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

	Borrower(s)	December 31, 2025	June 30, 2026
	Term Loans:
1	Adstone Marine Corp. et al.	$67,247	$53,419
2	Silkstone Marine Corp. et al.	13,108	12,308
3	Andati Marine Corp. et al.	42,992	40,790
4	Archet Marine Corp. et al.	19,195	18,403
5	Costamare Bulkers Ships Inc.	15,013	14,439
	Total long-term debt	$157,555	$139,359
	Less: Deferred financing costs	(1,961)	(1,478)
	Total long-term debt, net	$155,594	$137,881
	Less: Long-term debt current portion	(15,671)	(16,941)
	Add: Deferred financing costs, current portion	676	572
	Total long-term debt, non-current, net	$140,599	$121,512

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. On December 2, 2024, Adstone Marine Corp., along with several other subsidiaries of the Company, entered into a loan agreement with a bank for an amount of up to $150,147 in order to refinance existing facilities at that time. On December 3, 2024, the amount of $147,709 was drawn down. On April 24, 2025, the amount of $61,668 was prepaid (Note 1). On August 12, 2025, the Company prepaid the amount of $3,405.9 due to the sale of one of the vessels being financed via this term loan (Note 5). On February 6, 2026, and March 4, 2026, the Company prepaid (i) the amount of $3,458.4 and (ii) the amount of $7,273.3 due to the sale of two of the vessels being financed via this term loan (Note 5). As of June 30, 2026, the outstanding balance of $53,419 is repayable in 14 equal quarterly installments of $1,452.3, from September 2026 to December 2029 with an aggregate balloon payment of $33,086.8 that is payable together with the last installment.

2. On December 9, 2024, Silkstone Marine Corp. along with two more subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $34,911 in order to refinance one term loan and to finance the acquisition of a secondhand dry bulk vessel. On December 10, 2024, the amount of $34,611 was drawn down. On April 24, 2025, the amount of $19,360 was prepaid (Note 1). As of June 30, 2026, the outstanding balance of $12,308 is repayable in 14 equal quarterly installments of $400.3, from September 2026 to December 2029 with an aggregate balloon payment of $6,704 that is payable together with the last installment. As of June 30, 2026, the vessel Bermondi was classified as “Vessel held for sale” (Note 5) and the outstanding amount of $2,754.2 is included in the Current portion of long-term debt, net of deferred financing costs in the accompanying balance sheet (Note 19(a)).

3. On December 12, 2024, Andati Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $84,931 in order to refinance three existing facilities at that time. On December 12, 2024, the amount of $84,931 was drawn down in three tranches. On April 24, 2025, the aggregate amount of $20,278 was prepaid (Note 1). On July 24, 2025, the Company prepaid the amount of $4,137.5 due to the sale of one of the vessels being financed via this term loan (Note 5). On September 2 and 12, 2025, the Company prepaid (i) the amount of $1,222.9 due to the sale of one of the vessels being financed via this term loan (Note 5) and (ii) the amount of $10,360.6 due to the sale of two of the vessels being financed via this term loan (Note 5). As of June 30, 2026, the total outstanding balance of the three Tranches of $40,790 is repayable in 14 equal quarterly installments of $1,100.9, from September 2026 to December 2029 with an aggregate balloon payment of $25,377.2 that is payable together with the last installment.

4. On December 20, 2024, Archet Marine Corp along with several other subsidiaries of the Company entered into a loan agreement with a bank for an amount of up to $72,000 in order to refinance existing indebtedness at that time and to finance the acquisition of a secondhand dry bulk vessel. On December 20, 2024, the amount of $72,000 was drawn down in two tranches. On April 24, 2025, the aggregate amount of $48,919 was prepaid (Note 1). On June 30, 2025, the Company prepaid the amount of $1,230.7 due to the sale of one of the vessels being financed via this term loan (Note 5). As of June 30, 2026, the outstanding balance of Tranche A of $5,644 is repayable in 14 equal quarterly installments of $133.4 from September 2026 to December 2029 and a balloon payment of $3,777 that is payable together with the last installment. As of June 30, 2026, the outstanding balance of Tranche B of $12,759 is repayable in 18 equal quarterly installments of $262.5 from September 2026 to December 2030 and a balloon payment of $8,034 that is payable together with the last installment.

5. On April 16, 2025, CBSI entered into a loan agreement with a bank for an amount of up to $100,000 to partly finance future dry bulk vessels’ acquisitions. On July 9, 2025, the amount of $15,300 was drawn down in order to finance the acquisition cost of one dry bulk vessel (Note 5). As of June 30, 2026, the outstanding balance of $14,439 is repayable in 21 equal quarterly installments of $286.9 from July 2026 to July 2031 and a balloon payment of $8,415 that is payable together with the last installment.

The term loans discussed above bear interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of the Company or CBSI or certain of their subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 115% to 120%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth and leverage ratios, as defined.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The annual repayments under the Term Loans after June 30, 2026, giving effect to the prepayment of the term loan discussed in Note 7.2 are in the aggregate as follows:

12-month period ending June 30	Amount
2027	$16,941
2028	14,186
2029	14,186
2030	75,637
2031	9,707
2032 and thereafter	8,702
Total	$139,359

The interest rate of the Term Loans as of December 31, 2025 and June 30, 2026 was in the range 5.29% – 5.54% and 5.26% – 5.31%, respectively. The weighted average interest rate of the Term Loans as of December 31, 2025 and June 30, 2026 was 5.4% and 5.3%, respectively.

Total interest expense incurred on long-term debt for the six-month periods ended June 30, 2026 and 2025, amounted to $3,931 and $3,197, respectively and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 14).

The amounts of financing costs included in the loan balances are as follows:

Balance, January 1, 2026	$1,961
Additions	-
Amortization and write-off	(483)
Balance, June 30, 2026	$1,478
Less: Current portion of financing costs	(572)
Financing costs, non-current portion	$906

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 14).

8. Operating lease Right-of-Use Assets and Liabilities:

The Company, upon the acquisition of CBI on May 6, 2025 (Note 1), recognized existing Right-of-use assets and related lease liabilities at carrying values as at that date. During the six-month period ended June 30, 2026, the Company chartered-in 49 third-party vessels on short/medium/long-term time charters. The carrying value of Right-of-use assets recognized in connection with the time charter-in vessel arrangements as of June 30, 2026, amounted to $34,789. The carrying value of the operating lease liabilities recognized in connection with the time charter-in vessel arrangements as of June 30, 2026, amounted to $34,321. To determine the operating lease liability at each lease commencement, the Company used incremental borrowing rates since the rates implicit in each lease were not readily determinable. For the operating charter-in arrangements that commenced during the six-month period ended June 30, 2026, the Company used the incremental borrowing rate of 5.31% and the respective weighted average remaining lease term as of June 30, 2026 was 3.96 years. The payments required to be made after June 30, 2026 for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

12-month period ending June 30,	Amount
2027	$17,718
2028	5,691
2029	5,676
2030	5,676
2031	3,499
Total	$38,260
Discount based on incremental borrowing rate	(3,939)
Operating lease liabilities, including current portion	$34,321

9. Unearned Revenue:

Unearned revenue amounting to $11,911 and $14,045, as presented in the accompanying consolidated balance sheet as of December 31, 2025 and as of June 30, 2026, respectively, reflects cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met.

10. Commitments and Contingencies

(a) Time charters: As of June 30, 2026, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending June 30,	Amount
2027	$85,330
2028	23
Total	$85,353

The above calculation includes the time charter arrangements of the Company’s vessels in operation as of June 30, 2026, but excludes the time charter arrangements for 14 vessels in operation for which their time charter rate is index linked. These arrangements as of June 30, 2026, have remaining terms of up to 12 months.

(b) Charter-in commitments: The Company within its context of operations has entered into a charter-in arrangement with unrelated third parties for one vessel that is currently under construction. Such lease payments of approximately $34.0 million are payable in varying amounts, from the fourth quarter of 2027 until the fourth quarter of 2033.

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs. The Company is involved in certain routine, non-material commercial claims, principally relating to contractual disputes with certain of our charterers and owners of vessels in the CBI fleet. The related legal proceedings are at various stages of resolution. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

11. Stockholders’ Equity

(a)

Common Stock: During the six-month period ended June 30, 2025, the Company issued : (i) 24,012,218 shares that were distributed to Costamare shareholders on a pro rata basis (Note 1), (ii) 181,528 shares that were provided to the former non-controlling interest owner of CBI and then Chief Commercial Officer of the Company in exchange for his equity interest in CBI (Note 1), which were subsequently repurchased in October 2025 by the Company and (iii) 37,236 shares at par value of $0.0001 that were provided to Costamare Services pursuant to the Services Agreement (Note 3). During the six-month period ended June 30, 2026, the Company issued 121,018 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2026.

As of June 30, 2026, the aggregate issued share capital was 24,483,018 common shares at par value of $0.0001 of which

24,301,490 common shares were outstanding.

(b)

Preferred Stock: On October 15, 2025, the Company entered into a Stock Subscription Agreement with Konstantinos Konstantakopoulos, pursuant to which Konstantinos Konstantakopoulos purchased 235 shares of Series B Preferred Stock (the “Series B Preferred Stock”), par value $0.0001 per share, for an aggregate purchase price of $0.2. The Series B Preferred Stock do not have any dividend or distribution rights. Each Series B Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders. All shares of Series B Preferred Stock are subject to redemption by the Company at its sole discretion at any time for a redemption price equal to $1 per share.

12. Earnings / (losses) per share

All common shares issued are Costamare Bulkers common stock and have equal rights to vote and participate in dividends.

	For the six-month period ended June 30,
	2025	2026
Net income / (loss)	$(26,515)	$15,103
Weighted average number of common shares, basic and diluted	8,424,213	24,211,897
Earnings / (losses) per common share, basic and diluted	$(3.15)	$0.62

13. Total Voyage Revenues:

The following table shows the total voyage revenues earned from time charters and voyage charters during the six-month periods ended June 30, 2026 and 2025:

	For the six-month period ended June 30,
	2025	2026
Time charters	$44,969	$114,529
Time charters – related parties (Note 3)	3,475	-
Voyage charters and Contracts of Affreightment	62,242	89,908
Voyage charters and Contracts of Affreightment – related parties (Note 3)	45,180	18,681
Total	$155,866	$223,118

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of operations are as follows:

	For the six-month period ended June 30,
	2025	2026
Interest expense	$3,197	$3,931
Amortization and write-off of financing costs	326	483
Bank charges and other financing costs	152	323
Total	$3,675	$4,737

15. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of operations. The Company believes that CBI, which is engaged in the dry bulk operating platform business is not subject to tax on its income in its country of incorporation.

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

16. Derivatives:

(a) Bunker swap agreements: As of December 31, 2025 and June 30, 2026, the Company had a series of bunker swap agreements, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2025, and June 30, 2026, amounted to a liability of $800 and a net liability of $1,520, respectively.

(b) EUA futures: As of December 31, 2025 and June 30, 2026, the Company had a series of EUA futures, none of which qualify for hedge accounting. Following ASC 815 provisions and on the basis that enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. The fair value of these derivatives outstanding as of December 31, 2025 and June 30, 2026, amounted to an asset of $291 and $218, respectively.

(c) Forward Freight Agreements (“FFAs”) and FFA put options: As of December 31, 2025 and June 30, 2026, the Company had a series of FFAs, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of December 31, 2025 and June 30, 2026 amounted to a net liability of $316 and a net asset $228, respectively. As of June 30, 2026, the Company had a series of FFAs put options, none of which qualify for hedge accounting. The fair value of these derivatives outstanding as of June 30, 2026 amounted to a net asset of $15. Following ASC 815 provisions and on the basis that an enforceable master netting arrangement exists, the Company adopted net presentation for the assets and liabilities of these instruments. As of December 31, 2025 and June 30, 2026, the Company has deposited cash collateral related to its FFA derivative instruments, bunker swaps and EUA futures of $10,825 (out of which $8,654 were available to be drawn by the Company) and $11,979 (out of which $7,863 were available to be drawn by the Company), respectively, which is recorded within Margin deposits in the accompanying consolidated balance sheets. The amount of collateral to be posted is defined in the terms of the respective agreement executed with counterparties and is required when the agreed upon threshold limits are exceeded.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d) Foreign Currency options: As of June 30, 2026, the Company entered into six Euro/U.S. dollar currency options totaling $7,050 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026. The fair value of these foreign currency options outstanding as of June 30, 2026 amounted to an asset of $22.

As of December 31, 2025, the Company entered into 12 Euro/U.S. dollar currency options totaling $14,100 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026. The fair value of these foreign currency options outstanding as of December 31, 2025 amounted to an asset of $268.

The following tables present, as of June 30, 2026 and December 31, 2025, gross and net derivative assets and liabilities by contract type:

June 30, 2026
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$14,136	$-
FFAs put options*	38	-
Bunker swaps*	1,086	-
EUA Futures*	218	-
Foreign currency options	22	-
Total gross derivative contracts	$15,500	$-

Amounts offset
Counterparty netting*	(15,478)	-
Total derivative assets, June 30, 2026	$22	$-

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(13,908)	$-
FFAs put options*	(23)	-
Bunker swaps*	(2,606)	-
Total gross derivative contracts	$(16,537)	$-

Amounts offset
Counterparty netting*	15,478	-
Total derivative liabilities, June 30, 2026	$(1,059)	$-

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps.

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2025
	Derivatives	Derivatives
	Assets-Current	Assets-Non-Current
FFAs*	$6,037	$-
Bunker swaps*	242	-
EUA Futures*	291	-
Foreign currency options	268	-
Total gross derivative contracts	$6,838	$-

Amounts offset
Counterparty netting*	(6,570)	-
Total derivative assets, December 31, 2025	$268	$-

	Derivatives	Derivatives
	Liabilities-Current	Liabilities-Non-Current
FFAs*	$(6,353)	$-
Bunker swaps	(18)	-
Bunker swaps*	(1,024)	-
Total gross derivative contracts	$(7,395)	$-

Amounts offset
Counterparty netting*	6,570	-
Total derivative liabilities, December 31, 2025	$(825)	$-

* The Company has adopted net presentation for assets and liabilities related to FFA derivative instruments, EUA futures and bunker swaps.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (loss) on derivative instruments, net
		Six-month period ended June 30,
		2025	2026
Bunker swap agreements	Gain / (loss) on derivative instruments, net	$735	$2,899
EUA Futures	Gain / (loss) on derivative instruments, net	(1)	(72)
Forward Freight Agreements	Gain / (loss) on derivative instruments, net	(5,962)	(1,047)
FFAs put options	Gain / (loss) on derivative instruments, net	-	15
Foreign currency options	Gain / (loss) on derivative instruments, net	-	(246)
Total		$(5,228)	$1,549

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

17. Other, net

“Other, net” includes losses of $5,624 related to the operating platform realignment described in Note 1.

18. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 7.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, margin deposits, accounts receivable, net (included in current and non-current assets), derivative contracts (foreign currency options, FFAs, FFA put options, bunkers swap agreements and EUA futures), seller’s credit in relation to the sale of four vessels (Note 5) and due from related parties. The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings and/or clearing certain of its derivative contracts via established clearing houses. The Company also limits its accounts receivable credit risk by performing ongoing assessment of its customers’ financial condition using publicly available data. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. Furthermore, and with respect to the seller’s credit provided, the Company has entered into an intercreditor agreement with the new financiers of the four vessels upon their sale, to protect its rights (Note 3(d)).

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, accounts receivable, net, margin deposits, accounts payable and due from/ to related parties, approximate their respective fair values due to the short maturity. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of the FFAs, FFAs put options, the bunker swap agreements, EUA futures and foreign currency options discussed in Note 16 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data.

The fair value of the FFAs, FFAs put options, the EUA futures, bunker swap agreements and foreign currency options discussed in Note 16 determined through Level 2 of the fair value hierarchy as of December 31, 2025 and June 30, 2026, amounted to a net liability of $557 and $1,037, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements - liability position	$(316)	$-	$(316)	$-
EUA futures - asset position	291	-	291	-
Foreign currency options - asset position	268	-	268	-
Bunker swap agreements - liability position	(800)	-	(800)	-
Total	$(557)	$-	$(557)	$-

COSTAMARE BULKERS HOLDINGS LIMITED

Notes to Unaudited Consolidated Financial Statements

June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	June 30, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward Freight Agreements – asset position	$228	$-	$228	$-
FFAs put options - asset position	15	-	15	-
EUA futures –asset position	218	-	218	-
Foreign currency options - asset position	22	-	22	-
Bunker swap agreements – liability position	(1,520)	-	(1,520)	-
Total	$(1,037)	$-	$(1,037)	$-

Assets measured at fair value on a non-recurring basis:

In the course of Held for sale classification of the vessels Pythias and Bernis that took place in June 2025, the Company performed fair value measurements of these vessels amounting to $19,453, in the aggregate, determined using Level 2 inputs within the fair value hierarchy.

19. Subsequent events

(a)

Vessel sale: On August 17, 2026, the dry bulk vessel Bermondi (Note 5) was delivered to her buyers. On July 16, 2026, pursuant to the sale of the vessel Bermondi, the Company prepaid the amount of $2,754.2 related to the term loan discussed in Note 7.2.